Exhibit 99.1

August 14, 2018

PV Nano Cell’s Sicrys Inks Enable

Development of New Printing

Technologies

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE / August 14, 2018 /PV Nano Cell Ltd. or the “Company” (OTCQB: PVNNF), an innovative producer of single-crystal, nano metric based, metal products and conductive digital inks, which are also suitable for 3D printing, announced the European Commission (EC) Horizon 2020 financed consortia HiperLAM (GA# 723879) has very successfully passed its midterm project assessment by the EC referees.

HiperLAM project is an initiative of the Photonics and Factories of the Future Public Private Partnerships. HiperLAM partners are focused on developing and demonstrating superior cost and speed performance in end-to-end processes featuring laser-based additive manufacturing technology (LIFT) and laser sintering. Midterm results are showing outstanding performance of these processes with Sicrys™ inks, with respect to accurate jetting at high throughput, high speed printing, narrow patterning and excellent electrical properties.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are very much honored to be part of this high quality group led by Orbotech. The group partners bring expertise from the entire production and research chain needed for a successful result, including: technology and equipment companies, end users, academia, basic research and material providers.We are very proud that our PV Nano Cell team achieved the development of state of the art Sicrys™ based inks for LIFT technology. We are already planning the launch of a LIFT compatible ink to the market very soon (Sicrys™ P75DB-1)”.

“We believe LIFT printing technologies will be in the future an additional digital additive manufacturing technology which will complement inkjet capabilities, to which we aim to be the leading ink supplier,” concluded Dr. de la Vega.

HiperLAM Consortium’s Coordinator and Project Manager, Mr. Alon Melamed of Orbotech, commented, “The project introduces innovative laser additive manufacturing approach to the emerging market of printed electronics, creating a paradigm shift in the future of electronics’ digital production. The Consortia has benefitted from PV Nano Cell’s professional abilities to create and tailor their inks into the process, enabling the consortia unprecedented results earlier than the expected at project’s midpoint.”

About HiperLAM

HiperLAM is a consortia financed by the European Commission Horizon 2020 (€ 3.8M budget), an initiative of the Photonics www.photonics21.org and Factories of the Future Public Private Partnerships www.effra.eu, which started its activities 18 months ago. HiperLAM partners, led by Orbotech, include TNO, Prof. Ioanna Zergioti group from NTUA, Oxford Lasers, FlexEnable, PragmatIC, Modus Research & Innovation and PV Nano Cell. The consortia is developing LIFT and laser sintering based digital additive manufacturing of generic technologies, suitable for very fast and accurate 3D and electronics manufacturing. For additional information visit www.hiperlam.eu/.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are being implemented in mass production applications and used all over the world in a range of digital printing applications and developments, including photovoltaics, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-looking Statements

This press release contains forward-looking statements. The words or phrases “would be,”“will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please visit www.PVNanoCell.com; or contact:

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682; m: 1 (407) 340-0226; f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881; f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

SOURCE: PV Nano Cell Ltd.

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